                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                   SCHEDULE TO


                  TENDER OFFER STATEMENT UNDER SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                           KAISER ALUMINUM CORPORATION
                       (NAME OF SUBJECT COMPANY) (ISSUER)


                           KAISER ALUMINUM CORPORATION
                     KAISER ALUMINUM & CHEMICAL CORPORATION
                       (NAME OF FILING PERSONS) (OFFEROR)


        OPTIONS TO PURCHASE COMMON STOCK OF KAISER ALUMINUM CORPORATION,
                            PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                    483007100
                    (CUSIP Number of Underlying Common Stock)


                                J. KENT FRIEDMAN
                    SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                           KAISER ALUMINUM CORPORATION
                     KAISER ALUMINUM & CHEMICAL CORPORATION
                           5847 SAN FELIPE, SUITE 2600
                              HOUSTON, TEXAS 77057
                                 (713) 267-3777
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
               TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF
                          THE PERSONS FILING STATEMENT)


                            ------------------------

                            CALCULATION OF FILING FEE


     Transaction Valuation*                            Amount of Filing Fee
     ----------------------                            --------------------
        $4,030,738.50                                        $806.15

* Calculated solely for purposes of determining the filing fee in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934 and Rule 0-11 thereunder. This amount assumes the purchase of all options for which this offer is being made.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:        $806.15

Form or Registration No.:      Schedule TO

Filing parties:                Kaiser Aluminum Corporation; Kaiser Aluminum &
                               Chemical Corporation

Date filed:                    April 26, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third party tender offer subject to Rule 14d-1.

[ ]  going-private transaction subject to Rule 13e-3.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

                             INTRODUCTORY STATEMENT

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on April 26, 2001, relating to our offer to purchase options to purchase shares of Kaiser Aluminum Corporation common stock, par value $.01 per share, held by certain employees and directors of Kaiser Aluminum Corporation and Kaiser Aluminum & Chemical Corporation, on the terms and subject to the conditions in the Offer to Purchase dated April 26, 2001, which was attached as Exhibit A1 to the Schedule TO (the "Offer to Purchase").

         The first paragraph of Section 14 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

         "We expressly reserve the right, in our sole discretion, on or prior to the Expiration Date and regardless of whether or not any of the events set forth in Section 6 shall have occurred or shall be deemed by us to have occurred, to extend the period of time during which the offer is open and thereby delay acceptance for payment of and payment for any options by giving oral or written notice of such extension to the optionholders and making a public announcement thereof. All conditions to the offer, other than those involving receipt of any necessary government approvals, will be satisfied or waived on or before the Expiration Date."

                                      D4-1

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in Amendment No. 1 to this Schedule TO is true, complete and correct.

                               KAISER ALUMINUM CORPORATION

                               By: /s/ JOHN T. LA DUC
                                  ----------------------------------------
                                    Name:  John T. La Duc
                                    Title: Executive Vice President
                                           and Chief Financial Officer


                               KAISER ALUMINUM & CHEMICAL CORPORATION

                               By: /s/ JOHN T. LA DUC
                                  ----------------------------------------
                                    Name:  John T. La Duc
                                    Title: Executive Vice President
                                           and Chief Financial Officer



Dated:  May 11, 2001



                                      - 2-